EXHIBIT 99.1

Caledonia Mining Corporation Plc: Updated Mineral Resources and Technical Report for Maligreen

ST HELIER, Jersey, Nov. 07, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce an update to the NI 43-101 compliant Mineral Resources statement at the Company’s 100% owned Maligreen project in the Zimbabwe Midlands (“Maligreen”) and the publishing of an updated technical report with an effective date of September 30, 2022 (the “2022 Technical Report”)1. The 2022 Technical Report replaces the previous technical report filed on SEDAR in November 2021 as the current technical report for the Maligreen project. Since Caledonia acquired the Maligreen claims in November 2021 it has been focused on reviewing the geological work conducted at the property with a view to upgrading the Mineral Resources in 2022.

Highlights

  Measured and Indicated Mineral Resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442 thousand ounces of gold2
  Inferred Mineral Resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420 thousand ounces of gold2

Table of Mineral Resources

Mineral Resources Effective Dates	August 31, 2021[3]			September 30, 2022
	Tonnes (Mt)	Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Grade (g/t)	Contained Gold (koz)
Measured	-	-	-	1.65	2.37	125.5
Indicated	-	-	-	6.37	1.55	316.8
Total Measured & Indicated	-	-	-	8.03	1.71	442.3
Inferred	15.59	1.88	940	6.17	2.12	420.3

Caledonia will continue to evaluate the potential of Maligreen with a view to developing the project within the context of the Company’s project pipeline taking strategic priorities into account, specifically the recently announced Bilboes project, also located in the Zimbabwe Midlands, which is a far more advanced project.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“We are pleased to announce an upgrade to the Mineral Resources at Maligreen. Today’s announcement which improves the geological confidence of approximately half the Mineral Resources from Inferred to Measured and Indicated Mineral Resources supports our confidence in the project and its geological prospectivity. We expect to continue our evaluation work on the project, in line with other strategic and capital priorities for the business into the future as we build an attractive project and exploration pipeline in Zimbabwe.”

This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company’s qualified person as defined by Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Uwe Engelmann (BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat. No. 400058/08, MGSSA) of Minxcon (Pty) Ltd has verified the data disclosed herein, including sampling, analytical and test data informing the mineral resources estimate by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to his professional judgement. There were no limitations on the verification process.

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company’s obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company’s plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies.  The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of the SEC, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under SEC standards.  Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

1 Refer to technical report entitled “Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 3, 2022 prepared by Minxcon (Pty) Ltd and being filed on SEDAR (www.sedar.com) today.

2 The following assumptions were applied in estimating the Mineral Resources:
1 – Gold price of USD1,800/oz used to determine cut-offs
2 – Mineral Resources have been depleted for surface mining that has occurred
3 – Mineral Resources cut-off of 0.4g/t Au for open pit (<220m below surface) and 1.5g/t Au for underground (>220m below surface) was applied
4 – Densities utilised were 2.57 t/m³ for oxide and transitional and 2.65 t/m³ for sulphide material
5 – Geological losses applied of 5% for Measured, 10% for Indicated and 15% for Inferred Mineral Resources
6 – Mineral Resources reported as total Mineral Resources and are not attributed
7 – All tonnages are reported in metric tonnes and gold content conversion calculations based on a conversion of 1kg = 32.15076 oz

3 Refer to technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 2, 2021 prepared by Minxcon (Pty) Ltd and filed on SEDAR (www.sedar.com) on November 4, 2021.